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                                                           Exhibit (a)(2)(lxxxi)


                     [Willamette Industries, Inc. Letterhead]



                                                               January 29, 2002

Dear Shareholder:

   As you know, the Willamette Board of Directors announced on January 28 that it has unanimously approved a definitive merger agreement with Weyerhaeuser. While we remain convinced that our strategic plan would have delivered significant value to shareholders over the long-term, our Board came to the view that accepting Weyerhaeuser's offer was in the best interests of our shareholders today.

   Under the terms of the agreement, Weyerhaeuser will purchase all of Willamette's outstanding shares for $55.50 per share in cash. Your Board recommends that you tender your shares in favor of Weyerhaeuser's revised offer prior to the expiration date of February 8, 2002.

   We believe that Willamette's track record of building and delivering value for its shareholders is second to none in our industry. This is largely due to the tremendous dedication of our employees who we believe will have much to contribute to Weyerhaeuser's future success. I'm sure you'll join me in thanking them for their hard work and focus through what has been a challenging time and wish them well as they join the Weyerhaeuser family.

   Our Board has always been committed to delivering value for our shareholders and we believe our actions over the past 14 months have demonstrated this. Indeed Weyerhaeuser increased its per share offer from $48.00 to $55.50 reflecting a 60% premium to our stock price when their first offer was made public.

   I want to thank you for the support many of you have given us, particularly during the past year, and I wish you all the best for the future.

                                    Sincerely,


            /s/ William Swindells               /s/ Duane C McDougall
            ---------------------               ---------------------

            William Swindells                   Duane C. McDougall
            Chairman of the Board               Chief Executive Officer
            Willamette Industries, Inc.         Willamette Industries, Inc.